

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

Boaz Shetzer
Chief Executive Officer
ParaZero Technologies Ltd.
30 Dov Hoz
Kiryat Ono, 5555626, Israel

> **Re: ParaZero Technologies Ltd.**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **Filed October 6, 2022**
> **File No. 333-265178**

Dear Boaz Shetzer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2022 letter.

Amendment No. 6 to Registration Statement on Form F-1 filed October 6, 2022

Cover Page

1. Please list the underwriter warrants on the cover page, including the number of shares of common stock issuable upon exercise of the warrants. Refer to Item 501(b)(2) of Regulation S-K.

Certain Relationships and Related Party Transactions
Options, page 95

2. Please update the date in this section in your next amendment.

      You may contact Mindy Hooker at (202) 551-3732 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

                                    Sincerely,

                                      Division of Corporation Finance
                                      Office of Manufacturing

cc: David Huberman